iTech Capital Corp.

03 JAN -2 AM 8:47

December 20, 2002

03003151

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #02-10 for iTech's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/22

Reg. No. 82-3200

iTech Capital Corp. **NEWS RELEASE**

December 20, 2002 **TSX Trading Symbol: ITE**

News Release #02-10

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces the Successful Deployment of Transponders on the Golden Gate Bridge

*i*Tech Capital Corp.'s ("*i*Tech") (TSX: ITE) wholly owned subsidiary SIRIT Technologies Inc. ("SIRIT") announces that it has successfully commenced deployment of its electronic toll collection (ETC) transponder technology on the Golden Gate Bridge in San Francisco, California. The Golden Gate Bridge has been successfully using ETC technology since July 13, 2000.

In August 2002 SIRIT was awarded a contract from the Golden Gate Bridge, Highway and Transportation District (the "District"), the public agency that operates the Bridge, for SIRIT's transponder technology. The contract, which is valued at in excess of $1.5 million USD when all options are included, was the result of an open, competitive bidding process. The contract called for an initial purchase of 15,000 IDentity Title 21 transponders from SIRIT with two options of 20,000 transponders each. The success of the initial transponder deployment has lead to the exercise of the first option by the District of 20,000 additional transponder for delivery in December 2002 and January 2003.

Based in San Francisco, the District consists of three operating divisions, Bridge, Bus and Ferry, and an administrative District Division. Annually more than 40 million vehicles cross the Golden Gate Bridge and more than 10 million customers ride Golden Gate Transit and Golden Gate Ferry.

The Golden Gate Bridge has adopted the statewide standard electronic toll collection technology, marketed under the ***FasTrak®*** trade name that allows motorist to electronically pay Golden Gate Bridge tolls. Customers must open a prepaid account by completing an application. ***FasTrak®*** accounts can be opened with a credit card, the most convenient method. Both cash and checks are accepted.

Once the account is open, customers receive a small, lightweight transponder about the size of a deck of cards, to mount on the inside of their vehicle windshield. Motorists with ***FasTrak®*** transponders will be able to drive across the Golden Gate Bridge without stopping to pay their toll. SIRIT also provides ***FasTrak®*** technology to the other Bay Area bridges operated by Caltrans and to other toll agencies across the State of California.

Mike Houle, President and Chief Operating Officer for SIRIT commented, "This contract win and successful deployment with the Golden Gate Bridge is significant because it continues to demonstrate SIRIT's market leadership with Title 21 compliant product in the State of California. SIRIT is now the supplier to all of the toll agencies in the State. SIRIT's IDentity Title 21 system allows complete interoperability between toll agencies providing convenience to the public. We are very pleased to welcome the Golden Gate Bridge to our family of valued customers."

About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management. For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 x 225
mail@siritcorp.com

Golden Gate Bridge

Mary Currie
Public Affairs Director Golden Gate Bridge
Tel.: (415) 923 2222
mcurrie@goldengate.org